Exhibit 99.1

AMENDMENT NO. 6 TO THE IMPLEMENTATION AGREEMENT

THIS AMENDMENT NO. 6 TO THE IMPLEMENTATION AGREEMENT (this “Amending Agreement”) is made as of September 28, 2023 (the “Amendment Date”), by and between SNDL Inc., an Alberta corporation (“SNDL”), and Nova Cannabis Inc., an Alberta corporation (the “Company”, and together with SNDL, the “Parties”, and “Party” means any one of them).

RECITALS:

WHEREAS SNDL and the Company are parties to an implementation agreement dated as of December 20, 2022, as amended on April 3, 2023, June 16, 2023, June 30, 2023, July 25, 2023 and August 23, 2023 (the “Implementation Agreement”);

AND WHEREAS, pursuant to Section 8.1 of the Implementation Agreement, the Parties wish to amend certain terms of the Implementation Agreement on the terms set forth herein;

NOW, THEREFORE, in consideration of the premises and agreements herein contained, the Parties agree as follows:

Article 1
DEFINITIONS

1.1            Definitions. Terms for which meanings are provided in the Implementation Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amending Agreement with such meanings as are assigned to them in the Implementation Agreement.

Article 2
AMENDMENTS TO THE IMPLEMENTATION AGREEMENT

2.1            Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting the definition of “Outside Date” set forth therein in its entirety and replacing it with the following:

““Outside Date” means October 30, 2023, or such later date as may be agreed to in writing by the Parties.”

Article 3
MISCELLANEOUS

3.1            Future References to the Implementation Agreement. On and after the date of this Amending Agreement, each reference in the Implementation Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Implementation Agreement, and each reference in any Transaction Agreement or any related document to the “Implementation Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Implementation Agreement, shall mean and be a reference to the Implementation Agreement as amended hereby. The Implementation Agreement, as amended hereby, shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3.2            Headings. The headings of the various sections of this Amending Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Amending Agreement.

3.3            Successors and Assigns; Assignment. This Amending Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Amending Agreement, or any rights or obligations hereunder, without the prior written consent of the other Party.

3.4            Further Assurances. Each Party will, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

3.5            Counterparts. This Amending Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

3.6            Governing Law. This Amending Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Amending Agreement.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the Amendment Date.

SNDL INC.
Per:	/s/ Zachary George
Name: Zachary George Title: Chief Executive Officer
NOVA CANNABIS INC.
Per:	/s/ Marcie Kiziak
Name: Marcie Kiziak Title: Chief Executive Officer